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Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this offering memorandum. This offering memorandum contains forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements." In evaluating our business, you should carefully consider the information provided under the caption "Risk Factors" in this offering memorandum. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

        We are a leading carrier-neutral and cloud-neutral data center services provider in China. We have one of the largest carrier-neutral data center networks in China with our 31 self-built data centers and 54 partnered data centers with an aggregate capacity of 51,476 cabinets under our management as of September 30, 2020.

        We offer managed hosting services to host our customers' servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We also provide cloud services through partnerships to cover public, private and hybrid cloud scenarios. In addition, we provide customized enterprise VPN services and solutions, including SD-WAN, to enterprises across various industries. These value-added services strengthen our capability to provide quality services and meet our customers' additional demands.

        We historically provided managed network services, consisting of CDN services, hosting area network services, route optimization and last-mile broadband services. In September 2017, we disposed of 66.67% of the equity interests in six wholly-owned subsidiaries engaged in the managed network services business, collectively referred as to the WiFire Entities. In September and December 2017, we disposed of all of our equity interests and shares in Sichuan Aipu Network Co., Ltd. and its affiliates, collectively referred as the Aipu Group, engaged in the last-mile broadband business. As a result of these transactions, we deconsolidated the financial results related to the managed network services business from our consolidated statements of operations starting from the fourth quarter of 2017.

General Factors Affecting Our Results of Operations

        Our business and results of operations are generally affected by the development of China's data center services market, which has grown rapidly in recent years. According to Frost & Sullivan, the total revenue of China's data center services market increased from RMB47.3 billion in 2015 to RMB75.3 billion in 2019, representing a CAGR of 12.3%, and is expected to grow at a CAGR of 9.5% from 2019 to 2024, reaching RMB118.8 billion by 2024. However, any adverse changes in the data center services market in China may harm our business and results of operations.

Specific Factors Affecting Our Results of Operations

        While our business is generally influenced by factors affecting the data center services market in China, we believe that our results of operations are more directly affected by company-specific factors, including the number of cabinets under management and cabinet utilization rate, monthly recurring revenues and churn rate, pricing, growth in complementary markets and optimization of our cost structure.

Number of Cabinets under Management and Cabinet Utilization Rate

        Our revenues are directly affected by the number of cabinets under management and the utilization rates of these cabinet spaces. We had 29,080, 30,654, 36,291 and 51,476 cabinets under management as of December 31, 2017, 2018, 2019 and September 30, 2020, respectively. Our average monthly cabinet utilization rate was 75.3%, 70.6%, 66.0% and 62.2% in 2017, 2018, 2019 and the nine months ended September 30, 2020, respectively. We calculate the average monthly cabinet utilization rate in a given period by dividing the sum of the number of billable cabinets as of the end of each month during the period by the sum of the number of cabinet capacity as of the end of each month during the same period. Our average monthly cabinet utilization rate fluctuates due to the continuous changes in both the number of our billable cabinets and cabinet capacity. Our future results of operations and growth prospects will largely depend on our ability to increase the number of cabinets under management while maintaining optimal cabinet utilization rate.

        With the rapid growth of China's internet industry, demand for cabinet spaces has increased significantly and we do not always have sufficient self-built data center capacity to meet such demand. It usually takes twelve to eighteen months to build a data center together with cabinets and equipment installed. To meet our customers' immediate demand, we partner with China Telecom, China Unicom or other parties and lease cabinets from them. Due to the time needed to build data centers and the long-term nature of these investments, if we overestimate the market demand for cabinets, it will lower our cabinet utilization rate and negatively affect our results of operations.

Monthly Recurring Revenues and Churn Rate

        Our average monthly recurring revenues and churn rate directly affect our results of operations. Our hosting and related services are based on a recurring revenue model. We consider these services recurring as we generally bill our customers and recognize revenues on a fixed and recurring basis each month during the terms of our service contracts with them, generally ranging from one to three years. Our non-recurring revenues are primarily comprised of fees charged for installation services, additional bandwidth used by customers beyond the contracted amount and other value-added services. These services are considered to be non-recurring as they are billed and recognized over the period of the customer service agreement.

        We use "monthly recurring revenues" to measure the revenues we recognize from our managed hosting services on a recurring basis each month. In 2017, 2018, 2019 and the nine months ended September 30, 2020, our recurring revenues were consistently over 90% of our net revenues. Our average monthly recurring revenues from hosting and related services were RMB235.9 million, RMB275.4 million, RMB289.1 million and RMB368.1 million (US$54.2 million) in 2017, 2018, 2019 and the nine months ended September 30, 2020. Our average monthly recurring revenues per cabinet for managed retail services were RMB7,678, RMB8,258, RMB8,747 and RMB8,931 (US$1,315) for the year ended December 31, 2017, 2018 and 2019 and nine months ended September 30, 2020.

        We use the churn rate to measure the reduction of monthly revenues that is attributable to the termination of customer contracts as a percentage of total monthly recurring revenues of the previous month. Our average monthly churn rate for our managed hosting services was 0.5%, 0.3%, 0.5% and 0.3% in 2017, 2018, 2019 and the nine months ended September 30, 2020.

Pricing

        Our results of operations also depend on the price level of our services. Due to the quality of our services and our optimized interconnectivity among carriers and networks, we are generally able to command premium pricing for our services. Nonetheless, because we are generally regarded as a premium data center and network service provider, many customers only place their mission critical servers and equipment, but not other non-critical functions, in our data centers. As we try to acquire more business from new and existing customers, expand into new markets, or try to adapt to changing market conditions, we may need to lower our prices or provide other incentives to compete effectively.

Growth in Complementary Markets

        Our results of operations also depend on the growth of our cloud service business and VPN service business that complement our core managed hosting service business.

        Cloud services, largely through our partnerships with Microsoft and other cloud service providers, have continually contributed to our results of operations since 2013. While our cloud computing platforms are now supporting a significant number of customers, we believe the cloud computing market in China is still in its early stage. Key factors for growth in this market include signing up services from new customers, improving utilization rates of cloud computing resources with existing customers introducing well-developed applications to improve cloud computing adoption rates, and partnering with more cloud providers to offer a comprehensive cloud-neutral platform.

        As one of the largest enterprise VPN service providers in the Asia Pacific region, we have experienced and expect continual growth in this market to meet customers' growing demand for enterprise-grade VPN services with secure, dedicated connections. Key growth drivers include adding new customers, increasing the number of connections with existing customers and realizing revenue synergies with our other business groups.

Our Cost Structure

        Our ability to maintain and improve our gross margins depends on our ability to effectively manage our cost of revenues, which consist of telecommunications costs and other data center related costs. Telecommunications costs consist of (i) expenses associated with acquiring bandwidth and related resources from carriers for our data centers, and (ii) rentals, utilities and other costs in connection with the cabinets we lease from our partnered data centers. Other data center related costs include utilities and rental expenses for our self-built data centers, employee payroll, depreciation and amortization of our property and equipment, and other related costs. The changes in these costs usually reflect the changes in the number of cabinets under management and our headcount.

        The mix of self-built data centers and partnered data centers also affects our cost structure. The gross margin for cabinets located in our partnered data centers is generally lower than that of cabinets located in our self-built data centers. This is because telecommunication carriers who lease cabinet spaces to us for our partnered data centers typically demand a profit on top of their costs in connection with the leasing of cabinet spaces to us. We plan to continue to lease data centers from such carriers or purchase data center facilities to meet the immediate market demand while building new or expanding existing our self-built data centers in Beijing, Shanghai and Yangtze Delta, Shenzhen, Guangzhou, and the Greater Bay Area. If we cannot effectively manage the market demand and increase the number of cabinets located in self-built data centers relative to partnered data centers, we may not be able to improve our gross margins.

Key Components of Results of Operations

Net Revenues

        The following table sets forth our revenues by segment, both in an absolute amount and as a percentage of total net revenues, for the periods presented.

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2017		2018		2019		2019		2020
	RMB	% of total	RMB	% of total	RMB	% of total	RMB	% of total	RMB	US$	% of total
	(in thousands, except percentages)
							(unaudited)		(unaudited)
Net revenues:
Hosting and related services	2,975,178	87.7	3,401,037	100.0	3,788,967	100.0	2,740,848	100.0	3,480,652	512,645	100.0
Managed network services	417,527	12.3	—	—	—	—	—	—	—	—	—

Total net revenues	3,392,705	100.0	3,401,037	100.0	3,788,967	100.0	2,740,848	100.0	3,480,652	512,645	100.0

  Hosting and Related Services

        We provide retail managed hosting services to house our customers' servers and networking equipment in our data centers, and wholesale managed hosting services to deliver customized data center sites to our customers based on their unique requirements. We also provide cloud services and VPN services as part of our hosting and related services business. Revenues from our hosting and related services were RMB2,975.2 million, RMB3,401.0 million, RMB3,789.0 million and RMB3,480.7 million (US$512.6 million) in 2017, 2018, 2019 and the nine months ended September 30, 2020, respectively. Since the completion of the disposal of the managed network services in September 2017, we have generated all of our revenues from the hosting and related services business.

        The contracts with our wholesale customers generally have terms ranging from eight to ten years. The contracts with our retail customers generally have terms ranging from one to three years and most of these contracts have an automatic renewal provision. Our customers are generally billed on a monthly basis according to the services used in the previous month.

  Managed Network Services

        In 2017, we completed the disposal of the managed network services business segment, including CDN services, hosting area network services, route optimization business and last-mile broadband business, and deconsolidated the financial results related to the managed network services business segment in our consolidated financial statements starting from the fourth quarter of 2017.

        Revenues from our managed network services were RMB417.5 million in 2017. From 2018, we no longer generated revenues from the managed network services business and our net revenues were all generated from the hosting and related services.

Cost of Revenues

        Our cost of revenues primarily consists of telecommunications cost, and other costs. The following table sets forth, for the periods indicated, our cost of revenues, in absolute amounts and as a percentage of our total net revenues:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2017		2018		2019		2019		2020
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
							(unaudited)		(unaudited)
Cost of revenues:
Telecommunications costs	1,533,615	45.2	1,332,280	39.2	1,570,825	41.5	1,100,940	40.2	1,533,578	225,872	44.1
Others	1,100,680	32.4	1,123,886	33.0	1,278,693	33.7	948,330	34.6	1,165,488	171,657	33.5

Total cost of revenues	2,634,295	77.6	2,456,166	72.2	2,849,518	75.2	2,049,270	74.8	2,699,066	397,529	77.6

        Telecommunications costs refer to expenses incurred in acquiring telecommunication resources from carriers for our data centers, including bandwidth and cabinet leasing costs. Cabinet leasing costs cover rentals, utilities and other costs associated with the cabinets we lease from our partnered data centers. Our other costs of revenues include utilities costs for our self-built data centers, depreciation and amortization, employee payroll and other compensation costs and other miscellaneous items related to our service offerings.

        The following table sets forth, for the periods indicated, our cost of revenues by segment, in absolute amounts and as a percentage of the net revenues of the relevant segment:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2017		2018		2019		2019		2020
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
							(unaudited)		(unaudited)
Cost of revenues:
Hosting and related services	2,130,279	71.6	2,456,166	72.2	2,849,518	75.2	2,049,270	74.8	2,699,066	397,529	77.6
Managed network services	504,016	120.7	—	—	—	—	—	—	—	—	—

        We expect that our cost of revenues of hosting and related services will continue to increase as our business expands, both organically and as a result of acquisitions.

Operating Expenses

        Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth our operating expenses, both as an absolute amount and as a percentage of total net revenues for the periods indicated.

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2017		2018		2019		2019		2020
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
							(unaudited)		(unaudited)
Operating expenses:
Sales and marketing expenses(1)	256,682	7.6	172,176	5.1	206,309	5.4	143,121	5.2	146,122	21,521	4.2
Research and development expenses(1)	149,143	4.4	92,109	2.7	88,792	2.3	63,872	2.3	70,727	10,417	2.0
General and administrative expenses(1)	519,950	15.3	462,637	13.5	415,277	11.0	305,293	11.1	372,242	54,825	10.7
Allowance/(reversal) for doubtful debt	37,427	1.1	(598)	(0.0)	1,557	0.0	485	0.0	1,072	158	0.0
Changes in the fair value of contingent purchase consideration payable	937	0.0	(13,905)	(0.4)	—	—	—	—	—	—	—
Impairment(2)	1,168,248	34.4	—	—	52,142	1.4	—	—	—	—	—
Other operating income	(5,439)	(0.2)	(5,027)	(0.1)	(6,862)	(0.1)	—	—	—	—	—

Total Operating Expenses(1)	2,126,948	62.6	707,392	20.8	757,215	20.0	512,771	18.6	590,163	86,921	16.9

(1)
Includes share-based compensation expense as follows:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018	2019	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(unaudited)	(unaudited)
Allocation of share-based compensation expenses
Sales and marketing expenses	(681)	2,139	354	(290)	3,385	499
Research and development expenses	142	1,385	1,177	806	341	50
General and administrative expenses	47,945	53,346	40,501	33,414	45,675	6,727

Total share-based compensation expenses	47,406	56,870	42,032	33,930	49,401	7,276

(2)
Impairment consisted of (i) impairment of long-lived assets, (ii) impairment of goodwill, and (iii) impairment of receivables from equity investees. Impairment of long-lived assets was RMB401.8 million in 2017 and we did not incur any impairment of long-lived assets in 2018, 2019 and the nine months ended September 30, 2020. Impairment of goodwill was RMB766.4 million in 2017 and we did not incur any impairment of goodwill in 2018, 2019 and the nine months ended September 30, 2020. Impairment of receivables from equity investees was RMB52.1 million in 2019 and we did not incur any impairment of receivables from equity investees in 2017, 2018 and the nine months ended September 30, 2020.

Sales and Marketing Expenses

        Our sales and marketing expenses primarily consist of compensation and benefit expenses for our sales and marketing staff, including share-based compensation expenses, as well as advertisement and agency service fees. Our sales and marketing expenses also include office-related expenses and business development expenses associated with our sales and marketing activities. To a lesser extent, our sales and marketing expenses include depreciation of equipment used associated with our selling and marketing activities.

Research and Development Expenses

        Our research and development expenses primarily include salaries, employee benefits, share-based compensation expenses and other expenses incurred in connection with our technological innovations, such as our proprietary smart routing technology and cloud computing infrastructure service technologies. We anticipate that our research and development expenses will continue to increase as we devote more resources to develop and improve technologies, improve operating efficiencies and enhance our service offerings.

General and Administrative Expenses

        Our general and administrative expenses primarily consist of compensation and benefits paid to our management and administrative staff, including share-based compensation expenses, the cost of third-party professional services, and depreciation and amortization of property and equipment used in our administrative activities. Our general and administrative expenses, to a lesser extent, also include office rent, office-related expenses, and expenses associated with training and team building activities. We expect that our other general and administrative expense items, such as salaries paid to our management and administrative staff as well as professional services fees, will increase as we expand our business, both organically and as a result of acquisitions.

Share-Based Compensation Expenses

        We recorded share-based compensation expenses in connection with share options and restricted share units, or RSUs, granted under our 2010 share incentive plan, or 2010 Plan, 2014 share incentive plan, or 2014 Plan, and 2020 share incentive plan, or 2020 Plan. As of September 30, 2020, options to purchase 518,058 ordinary shares and 3,465,676 RSUs have been granted to our employees, directors and consultants. We recorded share-based compensation expenses in the amount of RMB47.4 million, RMB56.9 million, RMB42.0 million and RMB49.4 million (US$7.3 million) for the year ended December 31, 2017, 2018, 2019 and the nine months ended September 30, 2020, respectively, in connection with our share-based incentive grants.

Taxation

Cayman Islands

        The Cayman Islands currently does not levy taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the government of the Cayman Islands, except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not a party to any double taxation treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. Additionally, upon payments of dividends by our company to the shareholders, no Cayman Islands withholding tax will be imposed.

BVI

        The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI. Additionally, upon payments of dividends by the Company to its shareholders, no British Virgin Islands withholding tax will be imposed.

        No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

        All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

        There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

Hong Kong

        Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2017, 2018, 2019 and the nine months ended September 30, 2020. They may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Taiwan

        DYX Taiwan branch is incorporated in Taiwan and is subject to Taiwan profits tax rate of 17%, 20%, 20% and 20% for the years ended December 31, 2017, 2018, 2019 and the nine months ended September 30, 2020, respectively.

PRC

        The Company's PRC subsidiaries are incorporated in the PRC and subject to the statutory rate of 25% on the taxable income in accordance with the Enterprise Income Tax Law, or the EIT Law, which was effective on January 1, 2008 and amended on December 29, 2018, except for certain entities eligible for preferential tax rates.

        Dividends, interests, rent or royalties payable by the Company's PRC subsidiaries to any non-PRC resident enterprise and proceeds from any such non-PRC resident enterprise investor's disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the corresponding non-PRC resident enterprise's jurisdiction of incorporation has a tax treaty or arrangement with China that provides a reduced withholding tax rate or an exemption from withholding tax.

        21Vianet Beijing was qualified as a High and New Technology Enterprise, or HNTE, since 2008 and is eligible for a 15% preferential tax rate. In October 2014, 21Vianet Beijing obtained a new certificate and renewed the certificate in October 2017, with a validity term of three years. In accordance with the PRC Income Tax Law, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2017, 2018, 2019 and the nine months ended September 30, 2020, the tax rate for 21Vianet Beijing was 15%, 15%, 15% and 25%, respectively.

        In April 2011, Xi'an Sub, a subsidiary of 21Vianet Beijing located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. For the years ended December 31, 2017, 2018, 2019 and the nine months ended September 30, 2020, the tax rate assessed for Xi'an Sub was 25%, 15%, 15% and 15%, respectively.

        In 2013, BJ iJoy was qualified as a software enterprise, which makes it eligible for exemption of the enterprise income tax for the years ended December 31, 2013 and 2014 and a half-reduced enterprise income tax for the years ended December 31, 2015, 2016 and 2017. For the years ended December 31, 2018, 2019 and the nine months ended September 30, 2020, BJ iJoy was subject to the statutory rate of 25% for the taxable income.

        In October 2015, SH Blue Cloud, a subsidiary located in Shanghai, was qualified for a HNTE and became eligible for a 15% preferential tax rate. The HNTE certificate has been renewed in November 2018, with a validity term of three years. For the years ended December 31, 2017, 2018, 2019 and the nine months ended September 30, 2020, SH Blue Cloud enjoyed a preferential tax rate of 15%.

        In November 2016, SZ DYX, a subsidiary located in Guangdong Province, was qualified for a HNTE and became eligible for a 15% preferential tax rate effective for three consecutive years. The HNTE certificate has been renewed in November 2019, with a validity term of three years. For the years ended December 31, 2017, 2018, 2019 and the nine months ended September 30, 2020, SZ DYX enjoyed a preferential tax rate of 15%.

        The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose "place of effective management" is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of "place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of September 30, 2020, the administrative practice associated with interpreting and applying the concept of "place of effective management" is unclear. If the Company is deemed as a PRC tax resident, it will be subject to PRC income tax at the rate of 25% on its worldwide income under the EIT Law, meanwhile the dividends it receives from another PRC tax resident company will be exempted from 25% PRC income tax. The Company will continue to monitor changes in the interpretation or guidance of this law.

        PRC VAT.    In November 2011, the Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot value-added tax, or VAT, reform program, which changed the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and was expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012. In August 2013, the program was further expanded nationwide. In May 2016, the program was expanded to cover additional industry sectors such as construction, real estate, finance and consumer services. In November 2017, PRC State Counsel issued State Counsel Order 691 to abolish business tax, and issued the amendment to Interim Regulations of PRC Value Added Taxes, or the VAT Regulation, pursuant to which enterprises and individuals that (i) sell goods or labor services of processing, repair or replacement of goods, (ii) sell services, intangible assets, or immovables, or (iii) import goods within the territory of the PRC are subject to VAT.

        Effective from September 2012, all services provided by 21Vianet China and certain services provided by 21Vianet Technology and 21Vianet Beijing were subject to a VAT of 6%.

        Effective from June 2014, all value-added telecommunication services provided in mainland China were subject to a VAT of 6% whereas basic telecommunication services are subject to a VAT of 11%. Effective from May 2018, the VAT rate on basic telecommunication services was replaced by a new rate of 10%, and has been further replaced by the rate of 9% effective from April 2019. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly issued the Notice of Strengthening Reform of VAT Policies, or the Announcement No. 39. Pursuant to the Announcement No. 39, the generally applicable VAT rates are simplified to 13%, 9%, 6%, and nil, which became effective on April 1, 2019. In addition, a general VAT taxpayer is allowed to offset its qualified input VAT paid on taxable purchases against the output VAT chargeable on the telecommunication services and modern services provided by it.

Results of Operations

        The following table sets forth our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Offering Memorandum. The results of operations in any period are not necessarily indicative of the results you may expect for future periods.

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2017		2018		2019		2019		2020
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
							(unaudited)		(unaudited)
Net revenues:
Hosting and related services	2,975,178	87.7	3,401,037	100.0	3,788,967	100.0	2,740,848	100.0	3,480,652	512,645	100.0
Managed network services	417,527	12.3	—	—	—	—	—	—	—	—	—

Total net revenues	3,392,705	100.0	3,401,037	100.0	3,788,967	100.0	2,740,848	100.0	3,480,652	512,645	100.0
Cost of revenues
Hosting and related services	(2,130,279)	(62.7)	(2,456,166)	(72.2)	(2,849,518)	(75.2)	(2,049,270)	(74.8)	(2,699,066)	(397,529)	(77.6)
Managed network services	(504,016)	(14.9)	—	—	—	—	—	—	—	—	—

Total cost of revenues	(2,634,295)	(77.6)	(2,456,166)	(72.2)	(2,849,518)	(75.2)	(2,049,270)	(74.8)	(2,699,066)	(397,529)	(77.6)
Gross profit	758,410	22.4	944,871	27.8	939,449	24.8	691,578	25.2	781,586	115,116	22.4
Operating expenses:
Sales and marketing expenses	(256,682)	(7.6)	(172,176)	(5.1)	(206,309)	(5.4)	(143,121)	(5.2)	(146,122)	(21,521)	(4.2)
Research and development expenses	(149,143)	(4.4)	(92,109)	(2.7)	(88,792)	(2.3)	(63,872)	(2.3)	(70,727)	(10,417)	(2.0)
General and administrative expenses	(519,950)	(15.3)	(462,637)	(13.5)	(415,277)	(11.0)	(305,293)	(11.1)	(372,242)	(54,825)	(10.7)
(Allowance)/reversal for doubtful debt	(37,427)	(1.1)	598	(0.0)	(1,557)	(0.0)	(485)	(0.0)	(1,072)	(158)	(0.0)
Changes in the fair value of contingent purchase consideration payable	(937)	(0.0)	13,905	0.4	—	—	—	—	—	—	—
Impairment(1)	(1,168,248)	(34.4)	—	—	(52,142)	(1.4)	—	—	—	—	—
Other operating income	5,439	0.2	5,027	0.1	6,862	0.1	—	—	—	—	—

Total Operating Expenses	(2,126,948)	(62.6)	(707,392)	(20.8)	(757,215)	(20.0)	(512,771)	(18.6)	(590,163)	(86,921)	(16.9)

Operating (loss)/profit	(1,368,538)	(40.2)	237,479	7.0	182,234	4.8	178,807	6.5	191,423	28,195	5.5
Interest income	32,925	1.0	45,186	1.3	54,607	1.4	39,619	1.4	27,535	4,055	0.8
Interest expense	(185,313)	(5.5)	(236,066)	(6.9)	(345,955)	(9.1)	(257,580)	(9.4)	(301,366)	(44,386)	(8.7)
Impairment of long-term investment	(20,258)	(0.6)	—	—	—	—	—	—	—	—	—
Gain on disposal of subsidiaries	497,036	14.7	4,843	0.1	—	—	—	—	—	—	—
Debt extinguishment loss	—	—	—	—	(18,895)	(0.5)	(18,773)	(0.7)	—	—	—
Other income	16,764	0.5	58,033	1.7	36,380	1.0	14,220	0.5	11,803	1,738	0.3
Other expenses	(17,060)	(0.5)	(4,103)	(0.1)	(5,632)	(0.1)	(4,362)	(0.2)	(28,986)	(4,269)	(0.8)
Change in the fair value of convertible promissory notes	—	—	—	—	—	—	—	—	(1,587,115)	(233,757)	(45.6)
Foreign exchange loss	(17,153)	(0.5)	(81,055)	(2.4)	(27,995)	(0.7)	(50,507)	(1.8)	72,629	10,697	2.1

(Loss)/profit before income taxes and gain/(loss) from equity method investments	(1,061,597)	(31.1)	24,317	0.7	(125,256)	(3.3)	(98,576)	(3.7)	(1,614,077)	(237,727)	(46.4)

Income tax benefits/(expense)	90,170	2.7	(24,411)	(0.7)	(5,437)	(0.1)	(30,123)	(1.1)	(68,126)	(10,034)	(2.0)
Gain/(loss) from equity method investments	53,783	1.6	(186,642)	(5.5)	(50,553)	(1.3)	(30,293)	(1.1)	(4,325)	(637)	(0.1)

Net loss	(917,644)	(26.8)	(186,736)	(5.5)	(181,246)	(4.8)	(158,992)	(5.9)	(1,686,528)	(248,398)	(48.5)
Net loss/(income) attributable to non-controlling interest	144,914	4.3	(18,329)	(0.5)	(1,046)	(0.0)	(6,884)	(0.3)	(7,441)	(1,096)	(0.2)

Net loss attributable to 21Vianet Group, Inc.	(772,730)	(22.5)	(205,065)	(6.0)	(182,292)	(4.8)	(165,876)	(6.2)	(1,693,969)	(249,494)	(48.7)

(1)
Impairment consisted of (i) impairment of long-lived assets, (ii) impairment of goodwill, and (iii) impairment of receivables from equity investees. Impairment of long-lived assets was RMB401.8 million in 2017 and we did not incur any impairment of long-lived assets in 2018, 2019 and the nine months ended September 30, 2020. Impairment of goodwill was RMB766.4 million in 2017 and we did not incur any impairment of goodwill in 2018, 2019 and the nine months ended September 30, 2020. Impairment of receivables from equity investees was RMB52.1 million in 2019 and we did not incur any impairment of receivables from equity investees in 2017, 2018 and the nine months ended September 30, 2020.

Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019

  Net Revenues

        Our net revenues increased by 27.0% from RMB2,740.8 million for the nine months ended September 30, 2019 to RMB3,480.7 million (US$512.6 million) for the nine months ended September 30, 2020, primarily due to (i) the increases in the total number of billable cabinets and the amount of average monthly recurring revenue per cabinet under our management, which were attributable to growing customer demand, and (ii) the increased demand for our cloud and VPN services. The number of cabinets under our management increased by 60.3% from 32,116 as of September 30, 2019 to 51,476 as of September 30, 2020.

  Cost of Revenues

        Our cost of revenues increased by 31.7% from RMB2,049.3 million for the nine months ended September 30, 2019 to RMB2,699.1 million (US$397.5 million) for the nine months ended September 30, 2020, primarily due to increases in our telecommunication, utility and depreciation costs attributable to the delivery of additional cabinet capacity and increased customer demand for our cloud and VPN services.

  Gross Profit

        As a result of the foregoing, our gross profit increased by 13.0% from RMB691.6 million for the nine months ended September 30, 2019 to RMB781.6 million (US$115.1 million) for the nine months ended September 30, 2020. Our gross margin decreased from 25.2% for the nine months ended September 30, 2019 to 22.5% for the nine months ended September 30, 2020, primarily due to the delivery of additional cabinets which usually have lower utilization and incur depreciation and maintenance costs during the ramp-up period.

  Operating Expenses

        Our operating expenses increased by 15.1% from RMB512.8 million for the nine months ended September 30, 2019 to RMB590.2 million (US$86.9 million) for the nine months ended September 30, 2020. Our operating expenses as a percentage of net revenues decreased from 18.6% for the nine months ended September 30, 2019 to 16.9% for the nine months ended September 30, 2020, primarily due to the implementation of our initiatives to enhance operational efficiency.

        Sales and Marketing Expenses.    Our sales and marketing expenses increased by 2.1% from RMB143.1 million for the nine months ended September 30, 2019 to RMB146.1 million (US$21.5 million) for the nine months ended September 30, 2020, primarily due to our sales and marketing efforts to grow our customer base, strengthen our relationships with large-scale customers, and further expand our value-added services. As a percentage of net revenues, our sales and marketing expenses decreased from 5.2% for the nine months ended September 30, 2019 to 4.2% for the nine months ended September 30, 2020.

        Research and Development Expenses.    Our research and development expenses increased by 10.7% from RMB63.9 million for the nine months ended September 30, 2019 to RMB70.7 million (US$10.4 million) for the nine months ended September 30, 2020, primarily due to our increased investments to strengthen our research and development capabilities. As a percentage of net revenues, our research and development expenses decreased slightly from 2.3% for the nine months ended September 30, 2019 to 2.0% for the nine months ended September 30, 2020.

        General and Administrative Expenses.    Our general and administrative expenses increased by 21.9% from RMB305.3 million for the nine months ended September 30, 2019 to RMB372.2 million (US$54.8 million) for the nine months ended September 30, 2020, in line with the overall growth of our business and attributable to the increase in staff costs as we have recruited new senior management. As a percentage of net revenues, our general and administrative expenses decreased from 11.1% for the nine months ended September 30, 2019 to 10.7% for the nine months ended September 30, 2020.

        Allowance for doubtful debt.    Our allowance for doubtful debt increased from RMB0.5 million for the nine months ended September 30, 2019 to RMB1.1 million (US$0.2 million) for the nine months ended September 30, 2020.

  Interest Income

        Our interest income decreased by 30.5% from RMB39.6 million for the nine months ended September 30, 2019 to RMB27.5 million (US$4.1 million) for the nine months ended September 30, 2020, primarily due to our increased use of funds in various business projects.

  Interest Expense

        Our interest expense increased by 17.0% from RMB257.6 million for the nine months ended September 30, 2019 to RMB301.4 million (US$44.4 million) for the nine months ended September 30, 2020, primarily due to interest expense recognized for the convertible promissory notes with an aggregate principal amount of US$200 million issued by us for the nine months ended September 30, 2020, and an increase in our bank borrowings for the nine months ended September 30, 2020.

  Other Income

        Our other income decreased by 17.0% from RMB14.2 million for the nine months ended September 30, 2019 to RMB11.8 million (US$1.7 million) for the nine months ended September 30, 2020. Other income comprises miscellaneous non-operating income that we generate.

  Other Expenses

        Our other expenses increased from RMB4.4 million for the nine months ended September 30, 2019 to RMB29.0 million (US$4.3 million) for the nine months ended September 30, 2020, primarily due to expenses of RMB18.9 million (US$2.8 million) in connection with issuing the convertible promissory notes for the nine months ended September 30, 2020.

  Changes in the Fair Value of Convertible Promissory Notes

        Changes in the fair value of convertible promissory notes were RMB1,587.1 million (US$233.8 million) for the nine months ended September 30, 2020, which represent unrealized loss on the fair value of our convertible promissory notes issued by us in February to April 2020 caused by changes in the market price of our ADSs.

  Loss on Debt Extinguishment

        We did not record any loss or profit on debt extinguishment for the nine months ended September 30, 2020, compared to RMB18.8 million for the nine months ended September 30, 2019.

  Foreign Exchange Gain

        We had a foreign exchange gain of RMB72.6 million (US$10.7 million) for the nine months ended September 30, 2020, which represents unrealized net caused by the depreciation of the U.S. dollar against the Renminbi.

  Income Tax Expenses

        We recorded income tax expenses in the amount of RMB68.1 million (US$10.0 million) for the nine months ended September 30, 2020, compared with income tax expenses of RMB30.1 million for the nine months ended September 30, 2019.

  Net Loss

        As a result of the foregoing, we recorded a net loss of RMB1,686.5 million (US$248.4 million) for the nine months ended September 30, 2020, as compared to a net loss of RMB159.0 million for the nine months ended September 30, 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

  Net Revenues

        Our net revenues in 2019 increased from RMB3,401.0 million in 2018 to RMB3,789.0 million in 2019. The increase was primarily attributable to the growing demand for data centers in the domestic market, driven by the ongoing expansion of corporate digitalization across China.

        Revenues from our hosting and related services amounted to RMB3,789.0 million in 2019, increasing by 11.4% from RMB3,401.0 million in 2018. The increase in revenues from our hosting and related services was primarily due to (i) the increase in the total number of billable cabinets and the amount of average monthly recurring revenue per cabinet under our management, which was attributable to growing customer demand, (ii) the growth in demand for our cloud business. The number of cabinets under our management increased from 30,654 as of December 31, 2018 to 36,291 as of December 31, 2019.

  Cost of Revenues

        Our cost of revenues increased by 16.0% from RMB2,456.2 million in 2018 to RMB2,849.5 million in 2019. Our telecommunication costs increased by 17.9% from RMB1,332.3 million in 2018 to RMB1,570.8 million in 2019. The increase in our cost of revenues was primarily due to the delivery of additional pipeline capacity.

  Gross Profit

        Our gross profit decreased by 0.6% from RMB944.9 million in 2018 to RMB939.4 million in 2019. As a percentage of net revenues, our gross profit decreased from 27.8% in 2018 to 24.8% in 2019. The decrease of gross profit and gross margin was primarily due to the delivery of additional pipeline capacity.

  Operating Expenses

        Our operating expenses increased by 7.0% from RMB707.4 million in 2018 to RMB757.2 million in 2019. Our operating expenses as a percentage of net revenues decreased from 20.8% in 2018 to

20.0% in 2019. The decrease of operating expenses as a percentage of net revenues was primarily due to the successful implementation of the Company's efficiency enhancement initiatives.

        Sales and Marketing Expenses.    Our sales and marketing expenses increased by 19.8% from RMB172.2 million in 2018 to RMB206.3 million in 2019, primarily due to the successful implementation of various market activities. As a percentage of net revenues, our sales and marketing expenses was 5.1% and 5.4% in 2018 and 2019, respectively.

        Research and Development Expenses.    Our research and development expenses decreased from RMB92.1 million in 2018 to RMB88.8 million in 2019. As a percentage of net revenues, our research and development expenses decreased from 2.7% in 2018 to 2.3% in 2019.

        General and Administrative Expenses.    Our general and administrative expenses decreased by 10.2% from RMB462.6 million in 2018 to RMB415.3 million in 2019, primarily due to a decrease in labor cost as a result of the successful implementation of the Company's efficiency enhancement initiatives. As a percentage of net revenues, our general and administrative expenses decreased from 13.5% in 2018 to 11.0% in 2019.

        Changes in the Fair Value of Contingent Purchase Consideration Payable.    We incurred nil in the changes of the fair value of contingent purchase consideration payable in 2019.

        Impairment of Receivables from Equity Investees.    We recorded a loss of RMB52.1 million in 2019.

        Impairment of Long-lived assets.    We incurred nil in impairment of long-lived assets in 2019.

        Impairment of Goodwill.    We incurred nil in impairment of goodwill in 2019.

  Interest Income

        Our interest income increased from RMB45.2 million in 2018 to RMB54.6 million in 2019, primarily due to an increase in interest income generated from short-term investments.

  Interest Expense

        Our interest expense increased from RMB236.1 million in 2018 to RMB346.0 million in 2019, primarily due to interest expense recognized for the USD-denominated note due 2021 with an aggregate principal amount of US$300 million issued by us in April 2019.

  Other Income

        Our other income decreased from RMB58.0 million in 2018 to RMB36.4 million in 2019. Other income in 2019 was primarily attributable to disposal gain on equity method investments.

  Other Expenses

        Our other expenses increased from RMB4.1 million in 2018 to RMB5.6 million in 2019. Other expenses in both periods were primarily due to the loss attributable to the disposal of certain of our equipment, such as servers and back-up batteries.

  Loss on Debt Extinguishment

        We recorded a loss on debt extinguishment of RMB18.9 million in 2019.

  Foreign Exchange Loss

        We had a foreign exchange loss of RMB28.0 million in 2019, primarily due to the appreciation of U.S. dollar against Renminbi in 2019.

  Income Tax Expenses

        We recorded income tax expenses in the amount of RMB5.4 million in 2019, compared with income tax expenses of RMB24.4 million in 2018. The effective tax rate in 2019 was 3.1%, reflecting:

  •
  change in valuation allowance resulting in a decrease in the income tax expense in the amount of RMB25.4 million in 2019;

  •
  loss incurred outside China resulting in a decrease in the income tax benefit by RMB77.1 million in 2019; and

  •
  current and deferred tax rate differences resulting in an income tax expense in the amount of RMB8.7 million in 2019.

  Net Loss

        As a result of the above, we recorded a net loss of RMB181.2 million in 2019, as compared to a net loss of RMB186.7 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

  Net Revenues

        Our net revenues in 2018 increased from RMB3,392.7 million in 2017 to RMB3,401.0 million in 2018. The increase was primarily attributable to the growing demand for data centers and cloud services in the domestic market, partially offset by the disposal of the WiFire Entities and Aipu Group.

        Revenues from our hosting and related services amounted to RMB3,401.0 million in 2018, increasing by 14.3% from RMB2,975.2 million in 2017. The increase in revenues from our hosting and related services was primarily due to (i) the increase in the total number of billable cabinets and the amount of average monthly recurring revenue per cabinet under our management, which was attributable to growing customer demand, (ii) the growth in demand for our cloud business. The number of cabinets under our management increased from 29,080 as of December 31, 2017 to 30,654 as of December 31, 2018.

  Cost of Revenues

        Our cost of revenues decreased by 6.8% from RMB2,634.3 million in 2017 to RMB2,456.2 million in 2018. Our telecommunication costs decreased by 13.1% from RMB1,533.6 million in 2017 to RMB1,332.3 million in 2018. The decrease in our cost of revenues was primarily due to our improved cost efficiency of hosting and related services and disposal of WiFire Entities and Aipu Group.

  Gross Profit

        Our gross profit increased by 24.6% from RMB758.4 million in 2017 to RMB944.9 million in 2018. As a percentage of net revenues, our gross profit increased from 22.4% in 2017 to 27.8% in 2018. The increase of gross profit and gross margin was primarily due to our improved cost efficiency of hosting and related services and disposal of WiFire Entities and Aipu Group.

  Operating Expenses

        Our operating expenses decreased by 66.7% from RMB2,126.9 million in 2017 to RMB707.4 million in 2018. Our operating expenses as a percentage of net revenues decreased from 62.6% in 2017 to 20.8% in 2018. The decrease of our operating expenses was primarily due to the successful implementation of the Company's efficiency enhancement initiatives and the decrease in labor cost as a result of the disposal of WiFire Entities and Aipu Group.

        Sales and Marketing Expenses.    Our sales and marketing expenses decreased by 32.9% from RMB256.7 million in 2017 to RMB172.2 million in 2018, primarily due to a decrease in labor cost as a result of the disposal of the WiFire Entities and Aipu Group. As a percentage of net revenues, our sales and marketing expenses was 7.6% and 5.1% in 2017 and 2018, respectively.

        Research and Development Expenses.    Our research and development expenses decreased from RMB149.1 million in 2017 to RMB92.1 million in 2018. As a percentage of net revenues, our research and development expenses decreased from 4.4% in 2017 to 2.7% in 2018.

        General and Administrative Expenses.    Our general and administrative expenses decreased by 11.0% from RMB520.0 million in 2017 to RMB462.6 million in 2018, primarily due to a decrease in labor cost as a result of the disposal of WiFire Entities and Aipu Group. As a percentage of net revenues, our general and administrative expenses decreased from 15.3% in 2017 to 13.5% in 2018.

        Changes in the Fair Value of Contingent Purchase Consideration Payable.    We recorded a gain from the changes of the fair value of contingent purchase consideration payable in the amount of RMB13.9 million in 2018 in connection with our acquisition, which was attributable to the seller's waiver of its rights to receive contingent purchase consideration in this transaction.

        Impairment of Long-lived assets.    We incurred nil in impairment of long-lived assets in 2018.

        Impairment of Goodwill.    We incurred nil in impairment of goodwill in 2018.

  Interest Income

        Our interest income increased from RMB32.9 million in 2017 to RMB45.2 million in 2018, primarily due to an increase in interest income generated from short-term investments.

  Interest Expense

        Our interest expense increased from RMB185.3 million in 2017 to RMB236.1 million in 2018, primarily due to interest expense incurred in connection with the USD-denominated notes due 2020 in an aggregate principal amount of US$200 million issued by us in August 2017 and in an aggregate principal amount of US$100 million issued by us in September 2017, collectively referred to as the "2020 Notes."

  Other Income

        Our other income increased from RMB16.8 million in 2017 to RMB58.0 million in 2018. Other income in 2018 was primarily attributable to disposal gain on an equity method investment and equity investment without readily determinable fair value.

  Other Expenses

        Our other expenses decreased from RMB17.1 million in 2017 to RMB4.1 million in 2018. Other expenses in both periods were primarily due to the loss attributable to the disposal of certain of our equipment, such as servers and back-up batteries.

  Loss on Debt Extinguishment

        We incurred nil in loss on debt extinguishment in 2018.

  Foreign Exchange Loss

        We had a foreign exchange loss of RMB81.1 million in 2018, primarily due to the appreciation of U.S. dollar against Renminbi in 2018.

  Income Tax (Expense)/Benefits

        We recorded income tax expense in the amount of RMB24.4 million in 2018, compared with income tax benefits of RMB90.2 million in 2017. The effective tax rate in 2018 was 15.0%, reflecting:

  •
  change in valuation allowance resulting an increase in the income tax expense in the amount of RMB79.7 million in 2018;

  •
  loss incurred outside China resulting in a decrease in the income tax benefit by RMB63.5 million in 2018; and

  •
  current and deferred tax rate differences resulting in an income tax benefit in the amount of RMB37.9 million in 2018.

  Net Loss

        As a result of the above, we recorded a net loss of RMB186.7 million in 2018, as compared to a net loss of RMB917.6 million in 2017.

Liquidity and Capital Resources

        Historically, our financing sources primarily consisted of the cash generated from our business operations, bank borrowings and issuance of debt and equity securities. We obtain liquidity from the foregoing financing sources to meet our need for working capital and other capital needs.

        As of December 31, 2019, we had RMB1,808.5 million in cash and cash equivalents, RMB548.7 million in restricted cash (current and non-current portion) and RMB363.9 million in short-term investments. As of September 30, 2020, we had RMB5,204.7 million (US$766.6 million) in cash and cash equivalents, RMB178.9 million (US$26.4 million) in restricted cash, RMB70.7 million (US$10.4 million) in non-current portion of restricted cash and RMB80.4 million (US$11.8 million) in short-term investments.

        As of September 30, 2020, the total amount of our cash and cash equivalents, restricted cash and short-term investments was RMB5,534.8 million (US$815.2 million), of which RMB815.6 million (US$120.1 million), RMB529.0 million (US$77.9 million) and RMB4,190.2 million (US$617.1 million) was held by our consolidated affiliated entities, PRC subsidiaries and offshore subsidiaries, respectively. Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See "Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively." The major cost that would be incurred to distribute dividends is the withholding tax imposed on the dividends distributed by our PRC operating subsidiaries at the rate of 10% or a lower rate under an applicable tax treaty, if any.

Cash Flows

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017(1)	2018(1)	2019	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(unaudited)	(unaudited)
Net cash generated from operating activities	487,202	704,966	802,922	358,097	430,412	63,393
Net cash used in investing activities	(833,307)	(304,846)	(1,611,983)	(1,061,277)	(1,577,160)	(232,291)
Net cash (used in)/generated from financing activities	(612,651)	(19,901)	461,557	539,652	4,328,189	637,473
Effect on foreign exchange rate changes on cash and cash equivalents and restricted cash	(140,298)	85,333	43,660	90,616	(84,307)	(12,417)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(1,099,054)	465,552	(303,844)	(72,912)	3,097,134	456,158
Cash and cash equivalents and restricted cash at beginning of the year/period	3,294,523	2,195,469	2,661,021	2,661,021	2,357,177	347,175

Cash and cash equivalents and restricted cash at end of the year/period	2,195,469	2,661,021	2,357,177	2,588,109	5,454,311	803,333

(1)
The FASB issued new guidance in August 2016 and further updated in November 2016, which requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amount shown on the statement of cash flows. This guidance has been adopted and applied retrospectively by us to the prior periods of 2017 presented herein.

  Operating Activities

        Net cash generated from operating activities was RMB430.4 million (US$63.4 million) for the nine months ended September 30, 2020. Net cash generated from operating activities for the nine months ended September 30, 2020 primarily resulted from a net loss of RMB1,686.5 million (US$248.4 million), positively adjusted for certain items such as (i) changes in the fair value of convertible promissory notes of RMB1,587.1 million (US$233.8 million), (ii) depreciation and amortization of RMB688.1 million (US$101.3 million), and (iii) an increase in prepaid expenses and other current assets of RMB303.3 million (US$44.7 million), which were partially offset by certain items such as advances from customers of RMB440.7 million (US$64.9 million) and an increase in accounts and notes receivable of RMB207.0 million (US$30.5 million).

        Net cash generated from operating activities was RMB802.9 million in 2019, primarily resulted from a net loss of RMB181.2 million, positively adjusted for certain items such as (i) depreciation and amortization of RMB772.2 million, (ii) the increase in advances from customers of RMB398.7 million, and (iii) loss from equity method investments of RMB50.6 million, partially offset by certain item such as the increase in prepaid expenses and other current assets of RMB328.2 million.

        Net cash generated from operating activities was RMB705.0 million in 2018, primarily resulted from a net loss of RMB186.7 million, positively adjusted for certain items such as (i) depreciation and amortization of RMB634.6 million, (ii) the increase in advances from customers of RMB266.8 million, and (iii) loss from equity method investments of RMB186.6 million, partially offset by certain item such as the increase in prepaid expenses and other current assets of RMB262.4 million.

        Net cash generated from operating activities was RMB487.2 million in 2017, primarily resulted from a net loss of RMB917.6 million, positively adjusted for certain items such as (i) impairment of goodwill of RMB766.4 million, (ii) depreciation of property and equipment of RMB523.5 million, (iii) impairment of long-lived assets of RMB401.8 million, (iv) the increase in accrued expenses and other payables of RMB270.1 million, (v) the increase in advances from customers of RMB201.8 million, and (vi) amortization of intangible assets of RMB143.6 million. These were partially offset by certain items such as (i) the increase in gain from disposal of subsidiaries of RMB497.0 million, (ii) the increase in prepaid expenses and other current assets of RMB311.3 million, and (iii) the increase in deferred tax benefits of RMB128.0 million.

  Investing Activities

        Net cash used in investing activities was RMB1,577.2 million (US$232.3 million) for the nine months ended September 30, 2020, primarily due to our purchases of property and equipment of RMB1,700.8 million (US$250.5 million), which was partially offset by proceeds received from maturity of short-term investments of RMB319.0 million (US$47.0 million).

        Net cash used in investing activities was RMB1,612.0 million in 2019, as compared to net cash used in investing activities of RMB304.8 million in 2018. Net cash used in investing activities in 2019 is primarily related to our purchase of property and equipment in the amounts of RMB1,248.8 million, our payments for long-term investments in the amount of RMB9.3 million, our payment for short-term investments in the amount of RMB436.7 million, offset by proceeds received from maturity for short-term investments in the amount of RMB312.2 million, proceeds from disposal of long-term investments in the amount of RMB19.0 million.

        Net cash used in investing activities was RMB304.8 million in 2018, as compared to net cash used in investing activities of RMB833.3 million in 2017. Net cash used in investing activities in 2018 is primarily related to our purchase of property and equipment in the amounts of RMB435.2 million, our payments for long-term investments in the amount of RMB252.8 million, our payment for short-term investments in the amount of RMB98.9 million, offset by proceeds received from maturity for short-term investments in the amount of RMB417.6 million, proceeds from disposal of long-term investments in the amount of RMB75.7 million.

        Net cash used in investing activities was RMB833.3 million in 2017, primarily attributable to our purchases of property and equipment of RMB396.0 million, our payments for short-term and long-term investments of RMB918.1 million, and our disposal of subsidiaries of RMB77.7 million. These were partially offset by proceeds received from maturity for short-term investments in the amount of RMB484.9 million, and receipt of loan of RMB100.0 million from a third party.

  Financing Activities

        Net cash generated from financing activities was RMB4,328.2 million (US$637.5 million) for the nine months ended September 30, 2020 was primarily due to the proceeds we received from (i) our public offering of ADSs in August 2020, (ii) our issuances of convertible promissory notes in February to April 2020, and (iii) our issuance of Series A perpetual convertible preferred shares in June 2020.

        Net cash generated from financing activities was RMB461.6 million in 2019, as compared to net cash used in financing activities amounting to RMB19.9 million in 2018. Net cash generated from financing activities in 2019 is primarily related to the proceeds from issuance of 2021 Notes of RMB2,012.1 million and the proceeds from short-term bank borrowings of RMB234.5 million, partially offset by payment for purchase of property and equipment through finance leases of RMB333.6 million, the repayment of long-term bank borrowings of RMB85.1 million and the repurchase of 2020 Notes of RMB1,148.1 million.

        Net cash used in financing activities was RMB19.9 million in 2018, as compared to net cash used in financing activities amounting to RMB612.7 million in 2017. Net cash used in financing activities in 2018 is primarily related to the payment for purchase of property and equipment through finance leases of RMB279.9 million and the repayment of long-term bank borrowings of RMB70.6 million, partially offset by the contribution from non-controlling interest in a subsidiary of RMB196.3 million and proceeds from the issuance of discounted notes of RMB95.6 million.

        Net cash generated from financing activities was RMB612.7 million in 2017, primarily attributable to net proceeds from issuance of 2020 Notes of RMB1,936.2 million and contribution from non-controlling interest in a subsidiary of RMB134.6 million. These were partially offset by the repayment of short-term bank borrowings in an amount of RMB1,673.7 million, the repayment of the bonds that we issued in June 2014 and became due in June 2017 in an amount of RMB420.6 million, the payment for acquisition of property and equipment through capital leases of RMB199.1 million, rental prepayments and deposits for sales and lease back transactions of RMB164.7 million and payments for share repurchases of RMB133.1 million.

Description of Other Debts

        As of December 31, 2019, we had short-term bank borrowings and long-term bank borrowings (current portion) from various commercial banks with an aggregate outstanding balance of RMB267.0 million, and long-term bank borrowings (excluding current portion) from various commercial banks with an aggregate outstanding balance of RMB79.5 million. As of September 30, 2020, we had short-term bank borrowings and long-term bank borrowings (current portion) from various commercial banks with an aggregate outstanding balance of RMB83.0 million (US$12.2 million), and long-term bank borrowings (excluding current portion) from various commercial banks with an aggregate outstanding balance of RMB485.1 million (US$71.5 million). Our short-term bank borrowings bore weighted average interest rates of 4.04%, 4.05%, 4.56% and 4.42% per annum, respectively, in 2017, 2018, 2019 and the nine months ended September 30, 2020. Our short-term bank borrowings have maturity terms of one year and expire at various times throughout the year. There are no material covenants or restrictions on us associated with our outstanding short-term borrowings. We have entered into long-term bank borrowing arrangements since 2013 with maturity terms of two to five years. The long-term bank borrowings (including current and non-current portions) outstanding as of December 31, 2017, 2018, 2019 and the nine months ended September 30, 2020 bore weighted-average interest rates of 5.50%, 5.31%, 5.28% and 5.56% per annum, respectively, in 2017, 2018, 2019 and the nine months ended September 30, 2020 and have certain financial covenants.

        We issued convertible promissory notes to Goldman Sachs Asia Strategic Pte. Ltd., StoneBridge 2020, L.P. and StoneBridge 2020 Offshore Holdings II, L.P. in an aggregate principal amount of US$75,000,000 pursuant to a convertible note purchase agreement dated February 19, 2020 between us and Goldman Sachs Asia Strategic Pte. Ltd. We issued convertible promissory notes to Hina Group Fund II, L.P. and Hina Group Fund VI, L.P. in an aggregate principal amount of US$17,000,000 pursuant to a convertible note purchase agreement dated March 16, 2020 among us, Hina Group Fund II, L.P. and Hina Group Fund VI, L.P. We issued convertible promissory notes to UBS SDIC Fund Management Co., Ltd, in an aggregate principal amount of US$58,000,000 pursuant to a convertible note purchase agreement dated April 27, 2020 and a convertible note purchase agreement dated June 5, 2020, between us and UBS SDIC Fund Management Co., Ltd. We issued a convertible promissory note to Asialeads Capital (Cayman) Limited in an aggregate principal amount of US$50,000,000 pursuant to a convertible note purchase agreement dated February 24, 2020 between us and Asialeads Capital (Cayman) Limited. The convertible notes will mature in five years, bearing interest at the rate of 2% per annum from the issuance date which shall be payable semiannually in arrears in cash. At any time after the issuance, each note is convertible into our Class A Ordinary Shares at the holder's option at a conversion price of US$2 per share, or US$12 per ADS, subject to customary anti-dilution adjustments. Unless previously redeemed or converted, we shall redeem the note on the maturity date at 115% of the then outstanding principal amount plus all accrued but unpaid interest. In addition, if any portion of the outstanding principal amount of the notes has not been converted into our shares by the third anniversary of the note issuance date, the holders have the right to require us to redeem, in whole or in part, the outstanding principal amount of the note at 109% of the principal amount plus all accrued but unpaid interest. In August 2020, Asialeads Capital (Cayman) Limited partially converted the principal amount of its convertible note of US$25,000,000 into 12,499,998 Class A Ordinary Shares at the conversion price of US$2 per share, or US$12 per ADS. In December 2020, Hina Group Fund VI, L.P. partially converted its convertible notes in an aggregate principal amount of US$1,705,002.63 and the aggregate accrued and unpaid interest of US$7,649.37, into 856,326 Class A Ordinary Shares, at the conversion price of US$2 per share, or US$12 per ADS. In December 2020, UBS SDIC Fund Management Co., Ltd partially converted its convertible notes in an aggregate principal amount of US$20,666,667.01 and the aggregate accrued and unpaid interest of US$40,964.99, into 10,353,816 Class A Ordinary Shares, at the conversion price of US$2 per share, or US$12 per ADS.

        In August 2017, we issued USD-denominated notes due 2020 in an aggregate principal amount of US$200 million at a coupon rate of 7.000% per annum and in September 2017, we issued USD-denominated notes due 2020 in an aggregate principal amount of US$100 million at a coupon rate of 7.000% per annum, collectively referred to as the "2020 Notes." The notes issued in September 2017 were priced at a slight premium of 100.04, with an effective yield of 6.98%. The notes issued in September 2017 constituted a further issuance of, and were consolidated to form a single series with, the notes issued in August 2017. On August 12, 2019, we repurchased US$18,000,000 in principal amount of 2020 Notes at the par value. On August 4, 2020, we repaid the remaining outstanding 2020 Notes with a principal amount of US$131,161,000.

        In April 2019, we issued USD-denominated notes due 2021 in an aggregate principal amount of US$300 million at an interest rate of 7.875% per annum, or the 2021 Notes. Interest on the 2021 Notes is payable semi-annually in arrears on April 15 and October 15 in each year, beginning on October 15, 2019. A portion of the proceeds of the 2021 Notes was used to purchase, pursuant to a tender offer, US$150,839,000 in principal amount of the 2020 Notes, representing 50.28% of the outstanding principal amount of the 2020 Notes.

        The 2021 Notes have (i) a restrictive covenant that restricts our ability in consolidation, merger and sale of assets to a certain extent; (ii) a negative pledge covenant that restricts our ability to create security upon our undertaking, assets or revenues to secure bonds, notes, debentures or other securities that are quoted, listed or dealt in or traded on securities market; (iii) a dividend payment restriction covenant; and (iv) a covenant relating to the ratio of our Adjusted EBITDA to our Consolidated Interest Expense (interest expense paid net of interest income received). Such covenants may limit our ability to undertake additional debt financing, but not equity financing.

        We had unused credit lines in an aggregate amount of RMB368.3 million (US$54.2 million) as of September 30, 2020 under credit agreements with six banks. As of the same date, we used RMB688.0 million (US$101.3 million) of the credit lines under the credit agreements with six banks, pursuant to which we were granted credit lines in an aggregate amount of RMB1,056.3 million (US$155.5 million). There are no material covenants that restrict our ability to undertake additional financing associated with the used credit lines. No terms and conditions of the unused credit lines are available yet because utilization of such unused portion requires approval by the banks and separate loan agreements setting forth detailed terms and conditions will only be entered into with the banks upon utilization. We believe the working capital as of September 30, 2020 is sufficient for our present requirements.

        As of September 30, 2020, we had total outstanding debts (excluding the convertible promissory notes) of RMB2,592.5 million (US$381.9 million), consisting of onshore debt obligations of RMB568.1 million (US$83.7 million) and offshore debt obligations of RMB2,024.4 million (US$298.2 million). We believe we have sufficient financial resources to meet both of our onshore and offshore debt obligations when due. The growth of our business relies on the construction of new data centers. We also intend to acquire or invest in companies whose businesses are complementary to ours. We intend to use the proceeds of our outstanding debt mainly to construct new data centers and fund our acquisitions. As of September 30, 2020, we had purchase commitments made for acquisitions of machinery, equipment, construction in progress, bandwidth and cabinet capacity of RMB303.6 million (US$44.7 million) coming due within three months, and we intend to use a portion of the proceeds to fund these purchase commitments.

        Except as disclosed in this Offering Memorandum, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash, cash equivalents and time deposits, our cash flows from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the next 12 months. If we have additional liquidity needs in the future, we may obtain additional financing, including equity and debt financing in the capital markets, to meet such needs.

Capital Expenditures

        We had capital expenditures relating to the addition of property and equipment of RMB396.0 million, RMB435.2 million, RMB1,248.8 million in 2017, 2018 and 2019, respectively, and RMB790.6 million and RMB1,700.8 million (US$250.5 million) for the nine months ended September 30, 2019 and 2020, respectively, representing 11.8%, 12.8%, 33.0%, 28.8% and 48.9%, respectively, of our total net revenues. Our capital expenditures were primarily incurred for building data centers, purchasing network equipment, servers and other equipment. Our capital expenditures have been primarily funded by cash generated from our operations and net cash provided by financing activities. We estimate that our data center capital expenditures in 2020 will be within the range of RMB3.0 billion to RMB3.4 billion, which will primarily be used to build, or pursue acquisitions of, data centers, purchase network equipment, servers and other equipment to expand our business. We expect our data center capacity to increase by an aggregate number of approximately 17,000 cabinets during the year of 2020, through both organic growth and strategic acquisitions. We may incur additional capital expenditures for real property purchase, data center construction and network capacity expansion if our actual development is beyond our current plan. We plan to fund the balance of our capital expenditure requirements for 2020 with cash from the proceeds from our operations, this offering, operations and additional bank borrowings, if available.

Holding Company Structure

        21Vianet Group, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and consolidated affiliated entities in China. As a result, although other means are available for us to obtain financing at the holding company level, 21Vianet Group, Inc.'s ability to pay dividends and to finance any debt it may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on its own behalf in the future, the instruments governing their debt may restrict its ability to pay dividends to 21Vianet Group, Inc. In addition, our PRC subsidiaries and consolidated affiliated entities are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries and consolidated affiliated entities are required to set aside a portion of their after-tax profits each year to fund a statutory reserve and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board or the enterprise itself. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries and consolidated affiliated entities.

Off-Balance Sheet Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Contractual Obligations

        The following table sets forth our contractual obligations and commercial commitments as of September 30, 2020:

	Payment Due by Period
		For the remaining year ending December 31, 2020
			For the year ending December 31,
	Total		2021	2022	2023	2024	2025 and thereafter
	(RMB in thousands)
Short-term borrowings(1)	38,500	4,500	34,000	—	—	—	—
Long-term borrowings(1)(2)	529,623	17,000	63,500	85,500	57,500	62,500	243,623
Notes payable(3)	2,043,030	—	2,043,030	—	—	—	—
Operating lease obligations(4)	1,967,962	179,867	403,356	198,518	118,903	77,240	990,078
Purchase commitments(5)	1,965,830	303,621	1,601,531	23,085	5,370	2,248	29,975
Finance lease minimum lease payment(6)	3,331,841	126,616	612,442	376,713	218,239	191,354	1,806,477

Total	9,876,786	631,604	4,757,859	683,816	400,012	333,342	3,070,153

(1)
As of September 30, 2020, our short-term bank borrowings bore a weighted average interest rate of 4.42% and have original maturity terms of one year. Our unused short-term and long-term bank borrowing facilities amounted to RMB368.3 million (US$54.2 million). We have pledged land use rights with the net book value of RMB117.8 million (US$17.4 million), property with the net book value of RMB267.1 million (US$39.3 million), and leasehold improvements with the net book value of RMB65.1 million (US$9.6 million) for our bank borrowings.

(2)
Long-term bank borrowings (including the current portions) outstanding as of September 30, 2020 bear a weighted-average interest rate of 5.56% per annum, and are denominated in Renminbi. These loans were obtained from financial institutions located in the PRC.

(3)
The 2021 Notes with US$300.0 million of the principal amount outstanding due 2021 at an interest rate of 7.875% per annum.

(4)
Operating lease obligations are primarily related to the lease of office and data center space.

(5)
As of September 30, 2020, we had commitments of RMB1,237.4 million (US$182.2 million) related to acquisition of machinery, equipment and construction in progress. In addition, we had outstanding purchase commitments in relation to bandwidth and cabinet capacity of RMB728.4 million (US$107.3 million).

(6)
Related to finance leases for electronic equipment, optic fibers and property.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of bonds payable, bank borrowings, finance lease liabilities as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of September 30, 2020, we had (i) short-term and long-term bank borrowings (current portions) with an aggregate outstanding balance of RMB83.0 million (US$12.2 million), (ii) long-term bank borrowings (excluding current portions) with an aggregate outstanding balance of RMB485.1 million (US$71.5 million), and (iii) an outstanding principal balance of US$300.0 million with respect to the 2021 Notes payable.

        The short-term bank borrowings bore a weighted average interest rate of 4.42% per annum. The long-term bank borrowings bore weighted-average interest rate of 5.56% per annum. The 2020 Notes bore an interest rate of 7.000% per annum and an effective interest rate of 6.98% per annum. The 2021 Notes bore an interest rate of 7.875% per annum. We also had RMB80.4 million (US$11.8 million) in short-term investments with original maturities of greater than 90 days but less than 365 days. A hypothetical one percentage point (100 basis-point) decrease in interest rates would have resulted in a decrease of approximately RMB25.3 million (US$3.7 million) in interest expense for the year ended September 30, 2020. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

Foreign Exchange Risk

        We earn most of our revenues and incur most of our expenses in Renminbi, and most of our sales and purchase contracts are denominated in Renminbi. We have not used any derivative financial instruments to hedge our exposure to foreign exchange risk. The Renminbi depreciated by 1.6% against the U.S. dollar in 2019 and then appreciated 2.4% in 2020. The Company intends to hold U.S. dollar-denominated financial assets and will convent to RMB according to the trend of exchange rate changes. As of September 30, 2020, we had total U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments in the amount of US$618.7 million. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB421.3 million (US$62.1 million) in the value of our U.S. dollar-denominated financial assets at September 30, 2020.

        The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. It is difficult to predict whether the depreciation will continue and how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As our costs and expenses are mostly denominated in RMB, the appreciation of the RMB against the U.S. dollar would increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and VIEs in China receive revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material and adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Inflation Risk

        In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2017, 2018, 2019 and the nine months ended September 30, 2020 were 1.6%, 2.1%, 2.9% and 1.7%, respectively. The year-over-year percent changes in the consumer price index for January 2018, 2019 and 2020 were increases of 1.5%, 1.7% and 5.4%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Although actual results have historically been reasonably consistent with management's expectations, actual results may differ from these estimates or our estimates may be affected by different assumptions or conditions.

        Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. We believe the following critical accounting policies are the most significant to the presentation of our financial statements and some of which may require the most difficult, subjective and complex judgments and should be read in conjunction with our consolidated financial statements, the risks and uncertainties described under "Risk Factors."

Revenue Recognition

        We provide hosting and related services including hosting of customers' servers and networking equipment, connecting customers' servers with internet backbones ("Hosting services"), virtual private network services providing encrypted secured connection to public internet ("VPN services") and other value-added services and public cloud service through strategic partnership with Microsoft ("Cloud services").

        Prior to the disposal of WiFire Entities and Aipu Group in September 2017, we also provide managed network services to enable our customers to deliver data across the internet in a faster and more reliable manner through extensive data transmission network and BroadEx smart routing technology, and to get the last-mile broadband internet connection services in large metro areas in China.

        Prior to adopting ASC 606, ASU No. 2014-09, Revenue from Contracts with Customers ("ASC 606"), we recognize revenue from sales of these services when there is a signed sales agreement with fixed or determinable fees, services have been provided to the customer and collection of the resulting customer's receivable is reasonably assured under ASC topic 605, Revenue Recognition ("ASC 605").

        On January 1, 2018, we adopted ASC 606. Under ASC 606, an entity recognizes revenue as it satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

        Once a contract is determined to be within the scope of ASC 606 at contract inception, we review the contract to determine which performance obligations we must deliver and which of these performance obligations are distinct. We recognize revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

        We are a principal and records revenue on a gross basis when we are primarily responsible for fulfilling the service, has discretion in establish pricing and controls the promised service before transferring that service to customers. Otherwise, we record revenue at the net amounts as commissions.

        Hosting services are services that we dedicate data center space to house customers' servers and networking equipment and provides tailored server administration services including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. We also provides interconnectivity services to connect customers with each other, internet backbones in China and other networks through Border Gateway Protocol, or BGP, network, or single-line, dual-line or multiple-line networks. Hosting services are typically provided to customers for a fixed amount over the contract service period and the related revenues are recognized on a straight-line basis over the term of the contract. For certain contracts where considerations are based on the usage of the Hosting services, the related revenues are recognized based on the consumption at the predetermined rate as the services are rendered throughout the contact term. We are a principal and records revenue for Hosting service on a gross basis.

        VPN services are services that we extend customers' private networks by setting up secure and dedicated connections through the public internet. VPN services are provided to customers for a fixed amount over the contract service period and revenue are recognized on a straight-line basis over the term of the contract. We are a principal and records revenue for VPN service on a gross basis.

        We partner with Microsoft to provide Cloud services that allow enterprise and individual customers to run their applications over the internet using the IT infrastructure. We generally charge end customers of Cloud services for a fixed fee or fee based on the actual usage of the cloud resources at predetermined rates over the subscription period, which in general is one year. We fulfil our performance obligation of facilitating Microsoft to provide the Cloud services to the end customers by providing, but not limited to, contract processing management, billing, payment collection, maintenance, help desk support and certain IT infrastructure services. These are considered as a series of distinct services that are substantially the same and have the same pattern of transfer to the customer; therefore, they are accounted for as a single performance obligation satisfied over time. The corresponding consideration to which we are entitled is recognized as revenue using a time-based method since this best depicts the pattern of the control transfer. Revenue from Cloud services consists of monthly incentive revenues received from Microsoft upon completion of certain conditions and gross billing amount received from end customers net of considerations remitted by us to Microsoft. When the contract is modified to add distinct services to the single performance obligation for additional fees, such changes are accounted for prospectively as a termination of the old contract and the creation of a new contract.

        For certain arrangements, customers are required to pay us before the services are delivered. We recognize a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between our performance and the customer's payment. Contract liabilities are mainly related to fee received for Hosting services to be provided over the contract period, which are presented as deferred revenue on the consolidated balance sheets.

        Deferred revenue represents our obligation to transfer the goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. As of December 31, 2017, 2018, 2019, and September 30, 2020, we have deferred revenue amounting to RMB55.8 million, RMB57.8 million, RMB57.6 million and RMB52.0 million (US$7.7 million), respectively. Revenue recognized from opening deferred revenue balance was RMB45.8 million (US$6.7 million) for the nine months ended September 30, 2020.

Fair Value of Financial Instruments

        Our financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and payable, other receivables and payables, bonds payable, short-term and long-term bank borrowings, available-for-sale investments, liability classified restricted share units ("RSU") and convertible promissory notes. Other than the bonds payable, long-term bank borrowings and convertible promissory notes, the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

        The carrying amounts of long-term bank borrowings approximate their fair values since they bear interest rates which approximate market interest rates. We carry the bonds payable at face value less unamortized debt discount and issuance cost on our consolidated balance sheets and measures the fair value for disclosure purposes only. We elected the fair value option of convertible promissory notes when it initially recognized as financial liability as the fair value better represents the value of the underlying liabilities. The contingent purchase considerations in both cash and shares and share-settled bonus are initially measured at fair value on the acquisition dates of the acquired businesses and the date of grant, respectively, and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period income/(expense). Convertible promissory notes are measured at fair value in accordance with ASC 825 Financial Instruments on the issuance date and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period income/(expense), however, any fair value changes related to instrument-specific credit risk are recorded to other comprehensive income/(loss).

Short-term Investments

        All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments. Interest income is included in earnings.

Long-term Investments

        Our long-term investments consist of equity investments without readily determinable fair value, equity method investments and available-for-sale debt investments.

        Prior to adopting ASC Topic 321, Investments—Equity Securities ("ASC 321") on January 1, 2018, we carry at cost its investments in investees that do not have readily determinable fair value and over which we do not have significant influence, in accordance with ASC Subtopic 325-20, Investments-Other: Cost Method Investments ("ASC 325-20").We only adjust the carrying value of such investments for other-than-temporary decline in fair value and for distribution of earnings that exceed our share of earnings since its investment.

        Management regularly evaluates the impairment of equity investments without readily determinable fair value based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee's cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment's cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of the investment.

        We adopted ASC 321 on January 1, 2018 and the cumulative effect of adopting the new standard on opening retained deficit is nil. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method and those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures ("ASC 820"), to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recognized in earnings.

        Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those securities are impaired. For those equity investments that we elect to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

        Available-for-sale debt investments are convertible debt instruments issued by private companies, which are measured at fair value, with unrealized gains or losses recorded in accumulated other comprehensive income.

        Investments in equity investees represent investments in entities in which we can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Subtopic 323-10, Investments-Equity Method and Joint Ventures: Overall ("ASC 323-10"). We apply the equity method of accounting that is consistent with ASC 323-10 in limited partnerships in which we hold a three percent or greater interest. Under the equity method, we initially record our investment at cost and prospectively recognize its proportionate share of each equity investee's net profit or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. We evaluate our equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of operations when the decline in value is determined to be other-than-temporary.

Goodwill

        Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets ("ASC 350"), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

        In accordance with ASC 350, we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. In 2017, there were two reporting units consisting of two service lines namely hosting and related services and managed network services.

        After the disposal of WiFire Entities and Aipu Group in 2017, we determined that there is only hosting and related services remained and hence our company as a whole is one reporting unit as of December 31, 2017, 2018, 2019 and for the nine months ended September 30, 2020.

        We early adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment ("ASU 2017-04"), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. Under the new guidance, if a reporting unit's carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit.

        Immediately before the disposal of WiFire Entities and Aipu Group in 2017, we completed the impairment test for goodwill in managed network services. We determined the fair value of the reporting unit using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on five-year projections. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. Cash flows after five years were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long-term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to us and our industry and is based on its weighted average cost of capital. As the resulting fair value of the reporting unit significantly lower than its carrying value, we fully impaired goodwill in managed network services and recorded an amount of RMB766 million for impairment loss of goodwill as of December 31, 2017.

        Pursuant to ASC 350, for the years ended December 31, 2017, 2018, 2019 and the nine months ended September 30, 2020, we performed a qualitative assessment for hosting and related services and completed our annual impairment test for goodwill that has arisen out of our acquisitions. We evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of us. We weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary.

        No impairment loss of goodwill in hosting and related services was recognized for the years ended December 31, 2017, 2018, 2019 and for the nine months ended September 30, 2020.

Impairment of Long-lived Assets

        We evaluate our long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.

        As of December 31, 2017, due to continued operational losses, we recorded the long-lived assets impairment amounting to RMB170.7 million and RMB231.1 million for the asset groups of Aipu Group and WiFire Entities, respectively, resulting from excess of the carrying amount of the asset groups over their fair values of the two asset groups, respectively.

        We determined the fair value of the asset groups using the income approach based on the discounted expected cash flows associated with the respective asset groups. The discounted cash flows for the asset groups were based on seven year projections for Aipu and five years for WiFire Entities, which are consistent with the remaining useful lives of its principal assets. Cash flow projections were based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to us and our industry and is based on its weighted average cost of capital. No impairment was recognized in other assets groups as there was no impairment indicator identified.

        The impairment loss reduced the carrying amount of the long-lived assets of a group on a pro-rata basis using the relative carrying amount of those assets.

        In 2018, 2019 and the nine months ended September 30, 2020, we performed a qualitative assessment for impairment on whether events or changes in circumstances indicate that the carrying amount of an asset or a group of long-lived assets might not be recoverable. No impairment was recognized for the year ended December 31, 2018, 2019 and for the nine months ended September 30, 2020 as there was no impairment indicator identified.

        We recorded impairment charges associated with our long-lived assets and acquired intangibles as follows:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Impairment of property and equipment	237,956	—	—	—	—
Impairment of intangible assets	163,852	—	—	—	—

Leases

        Before January 1, 2019, we adopted ASC Topic 840, Leases ("ASC 840"), and each lease is classified at the inception date as either a capital lease or an operating lease.

        Effective January 1, 2019, we adopted ASC Topic 842, Leases ("ASC 842") using the modified retrospective method and did not restate the comparable periods. We determine if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. Our leases do not contain any material residual value guarantees or material restrictive covenants.

        We do not reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. We have lease agreements with lease and non-lease components, which are generally accounted for separately. Lastly, we elected the short-term lease exemption for all contracts with lease term of 12 months or less.

        At the commencement date of a lease, we determine the classification of the lease based on the relevant factors present and records a right-of-use ("ROU") asset and lease liability for operating lease, and records property and equipment and finance lease liability for finance lease. ROU assets and property and equipment acquired through lease represent the right to use an underlying asset for the lease term, and operating lease liabilities and finance lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are calculated as the present value of the lease payments not yet paid. If the rate implicit in our leases is not readily available, we use an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which we could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that we will exercise that option.

        Leases with an initial lease term of 12 months or less are not recorded on the consolidated balance sheet. Lease expense for these leases is recognized on a straight-line basis over the lease term.

Income Taxes

        We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The carrying amount of deferred tax assets is reviewed on an entity-by-entity basis and is reduced by a valuation allowance to the extent that it is more-likely-than-not that the benefits of the deferred tax assets will not be realized in future years. The valuation allowance is determined based on the weight of positive and negative evidences including future reversals of existing taxable temporary differences and the adequacy of future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The estimated future taxable income involves significant assumptions of forecasted revenue growth that take into consideration of our historical financial results, our plan of expending operating capacity as well as current industry trends. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date of the change in tax rate. All deferred income tax assets and liabilities are classified as non-current on the consolidated balance sheets.

        We apply ASC Topic 740, Accounting for Income Taxes ("ASC 740") to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements.

        We have elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of "income tax benefits (expenses)" in the consolidated statements of operations.

Share-based Compensation

        Share options and Restricted Share Units ("RSUs") granted to employees are accounted for under ASC Topic 718, Compensation—Stock Compensation ("ASC 718"), which requires that share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense over the requisite service period and/or performance period (which is generally the vesting period) in the consolidated statements of operations. We account our forfeitures as they occur.

        We have elected to recognize compensation expense using the straight-line method for share-based awards granted with service conditions that have a graded vesting schedule. For share-based awards granted with performance conditions, we recognize compensation expense using the accelerated method. We commence recognition of the related compensation expense if it is probable that the defined performance condition will be met. To the extent that we determine that it is probable that a different number of share-based awards will vest depending on the outcome of the performance condition, the cumulative effect of the change in estimate is recognized in the period of change. For share-based awards with market conditions, the probability to achieve market conditions is reflected in the grant date fair value. We recognized the related compensation expenses when the requisite service is rendered using the accelerate method.

        On November 26, 2016, the Board approved a new incentive program to certain individuals with a new bonus scheme which will be settled by issuing a variable number of shares with a fair value equal to fixed dollar amount on the settlement date. We remeasure the fair value of such liability at each reporting period end through earnings until the actual settlement date, which is the date when the number of underlying shares were fixed and recorded the compensation cost over the remaining vesting term.

        For the performance bonuses that the employees can elect to settle in cash and/or restricted shares of the us ("Share-Settled Bonus"), we estimate the portion of the arrangement to be settled in shares based on its past settlement practices and classifies such portion as a liability in accordance with ASC Topic 480, Distinguishing Liabilities from Equity ("ASC 480") as we can only settle the Share-Settled Bonus by issuing variable number of shares until the settlement date. We remeasure the fair value of such liability at each reporting period end through earnings until the underlying shares were approved and granted to the employees and accounted for the granted restricted shares unit as equity award. The original cash bonus amount continues to be classified as a liability within "Accrued expenses and other payables" in the consolidated balance sheets.

        A cancellation of the terms or conditions of an equity award under original award in exchange for a new award should be treated as modification. The compensation costs associated with the modified awards are recognized if either the original vesting conditions or the new vesting conditions have been achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the original awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement awards over the fair value of original awards at the modification date. Therefore, in relation to the modified awards, we recognize share-based compensation over the vesting periods of the new awards, which comprises (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term, and (ii) any unrecognized compensation cost of original awards, using either the original term or the new term, whichever results in higher expenses for each reporting period. For modification of a market condition, the incremental portion of share-based compensation and unrecognized compensation cost of original award are recognized over new vesting period. For modification of a liability award that remains a liability after modification, the liability award continues to be re-measured at fair value at each reporting date.

        In January 2017, we made revisions to the Share-Settled Bonus to remove the option to settle bonus accrued in 2017. For the Share-Settled Bonus accrued in 2016 which were elected to be settled in shares, we issued shares to settle all the Share-Settled Bonus as of December 31, 2017.

Segment Reporting

        In accordance with ASC Topic 280, Segment Reporting ("ASC 280"), we historically had two reportable segment since our chief executive officer, who has been identified as our chief operating decision-maker ("CODM") formerly relied on the results of operations of hosting and related services and managed network services separately when making decisions on allocating resources and assessing performance of us. Hosting and related services business focuses primarily on colocation, interconnectivity, cloud, VPN, hybrid IT and other value-added services. Managed network services focuses on businesses that primarily utilize bandwidth such as content delivery network ("CDN") service, hosting area network services and last-mile wired broadband service.

        In September 2017, we disposed WiFire Entities and Aipu Group, which are primarily engaged in the managed network services. After the disposal, we have only one hosting and related services remained and the CODM reviews the operation result of the company as a whole. As of December 31, 2017, 2018, 2019 and September 30, 2020, we only had one reporting segment.

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  Exhibit 99.2
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS